

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2017

Mr. Colin Watts, Chief Executive Officer
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

      **Re:    Vitamin Shoppe, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed March 1, 2017
            File No. 001-34507**

Dear Mr. Watts:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ James Allegretto

                              James Allegretto
                              Senior Assistant Chief Accountant
                              Office of Consumer Products